

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Dr. Amina Odidi
Acting Chief Financial Officer
Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario M9W 5X2

> **Re: Intellipharmaceutics International Inc.**
> **Form 20-F/A for the fiscal year ended November 30, 2022**
> **Filed February 6, 2024**
> **File No. 000-53805**

Dear Dr. Amina Odidi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences